UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

The press release attached hereto contains material information about Mitsubishi UFJ Financial Group, Inc. and is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-155420) filed under the U.S. Securities Act of 1933.

Mitsubishi UFJ Financial Group, Inc.
The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Regarding the Change of Date Concerning the Business Integration

of The Bank of Ikeda, Ltd. and The Senshu Bank Ltd.

Tokyo, November 25, 2008—Today, The Bank of Ikeda Ltd. (Ikeda) (President Moritaka Hattori) and The Senshu Bank Ltd. (Senshu) (President Norimasa Yoshida), a consolidated subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) (President Katsunori Nagayasu) signed an agreement to change the date of the business integration, which had been expected to occur on April 1, 2009, with BTMU, which agrees to this business integration.

This change of the date concerning the business integration was agreed to after considering the recent status and prospects of the capital market. We understand that steady progress is being made in the consideration and consultation regarding the business integration of Ikeda and Senshu, in light of the items that have been agreed to and the implementation of the cooperative measures between Ikeda and Senshu thus far.

Mitsubishi UFJ Financial Group, Inc. and BTMU believe that this business integration is highly significant since it contributes to the stabilization of regional finance and the sound development of the regional economy in the Kansai region. Ikeda and Senshu are planning to establish the new company on October 1, 2009, after the execution of a definitive agreement concerning this business integration, which is planned for by May 29, 2009. MUFG and BTMU will support this effort by the two banks, toward such business integration.

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Contact:
Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950